Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

June 16, 2020

VIA EDGAR TRANSMISSION
Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 20 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Ms. White:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on June 11, 2020 with respect to the Amendment filed on April 28, 2020 relating to the SoFi 50 ETF (the “Fund”), a series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus
Comment 1. Please supplementally provide the Staff with the Index methodology.
Response: The Index methodology was sent to the Staff under separate cover on June 16, 2020.
Comment 2. Given the change to the Fund’s principal investment strategies, please confirm that Models and Data Risk remains a principal risk of the Fund.
Response: The risk factor has been changed to Data Risk and the disclosure has been revised to read as follows:
Data Risk. The composition of the Index is heavily dependent on information and data supplied by third parties. When such data prove to be incorrect or incomplete, any decisions made in reliance thereon may lead to the inclusion or exclusion of securities from the Index universe that would have been excluded or included had the data been correct and complete. If the composition of the Index reflects such errors, the Fund’s portfolio can be expected to reflect the errors, too.
Comment 3. Given the change to the Fund’s principal investment strategies, please clarify whether REIT Investment Risk remains a principal risk of the Fund; if so, please add disclosure regarding investments in REITs to the Principal Investment Strategies section.
Response: The Trust confirms that REIT Investment Risk remains a principal risk of the Fund. The second paragraph in the Fund Summary - Principal Investment Strategies section has been revised to include the following disclosure: “The Index may include common stocks and equity interests in real estate investment trusts (“REITs”).”
Comment 4. Please add the Fund’s performance information to the Prospectus.
Response: The Trust notes that the Risk/Return Bar Chart and Table are not included in the Prospectus because the Fund commenced operations on May 7, 2019 and therefore does not have annual returns for a full calendar year. The Trust confirms that a financial highlights table reflecting the Fund’s total return from commencement of operations to the fiscal period ended February 29, 2020 will be included in the Prospectus and will include disclosure regarding the date the Fund changed its underlying index and investment objective.
Comment 5. Please provide further clarification regarding the relationship between Social Finance, Inc. (“SoFi”) and the Adviser, including whether there are any affiliations between the two parties.
Response: The Trust responds by supplementally confirming that SoFi is not an affiliated person of the Fund, the Adviser, the Sub-Adviser, the Distributor, or their affiliates. Further, the Trust supplementally confirms that it has fully described the relationship between SoFi and the Adviser within the Fund Sponsor section of the Prospectus. Specifically, the Adviser has entered into an agreement with SoFi, under which SoFi assumes the obligation of the Adviser to pay the Unitary Expenses of the Fund. SoFi also provides marketing support for the Fund. For these services and payments, SoFi is entitled to a fee based on the total management fee earned by the Adviser under the Advisory Agreement less the Unitary Expenses and certain start-up costs. As disclosed in the Fund Summary - Principal Investment Strategies section, SoFi was also engaged by the Index Provider to develop the rules set and related methodology of the Index, and SoFi has licensed certain of its trademarks to the Index Provider for use in connection with the Index.
Comment 6. Please supplementally provide a written analysis as to why you believe that SoFi is not an investment adviser to the Fund.
Response: As currently disclosed in the Fund Sponsor section, SoFi does not make investment decisions, provide investment advice, or otherwise act in the capacity of an investment adviser to the Fund. As described in the Index methodology provided in response to Comment 1 above, the Index administrator has outsourced the determination of the “Index Universe” and the selection of the “Index Components” (each as defined in the Index methodology) to SoFi. However, SoFi is not involved in the ongoing maintenance of the Index or any discretionary decisions relating to its application. In carrying out these functions, SoFi furnishes “only statistical and other factual information” and is therefore excluded from the definition of “investment adviser” pursuant to Section 2(a)(20) of the 1940 Act.
If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

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